DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following is a general description of the terms and provisions of Navistar International Corporation’s (the “Company”) capital stock and is based upon the Amended and Restated Certificate of Incorporation (“Certificate of Incorporation”), Amended and Restated By-laws (“By-laws”), and applicable provisions of law, in each case as currently in effect on the date of this Annual Report on Form 10-K. The following descriptions are only summaries of the material provisions of the Company’s capital stock, the Certificate of Incorporation and By-laws and does not purport to be complete and is qualified in its entirety by reference to the provisions of the Certificate of Incorporation and By-laws. The Company’s Certificate of Incorporation and By-laws have been filed as exhibits to this Annual Report on Form 10-K. We urge you to read the Certificate of Incorporation and By-laws because those documents, not this description, define your rights as holders of the Company’s common stock. Unless the context indicates otherwise, as used in this exhibit, references to “the Company,” “us,” “we,” “our” and “Navistar” refer to Navistar International Corporation and its consolidated subsidiaries, including its principal operating subsidiary, Navistar, Inc., and, to the extent applicable, their respective predecessors.

Overview
The Company’s authorized capital stock consists of 260 million shares, of which 220 million shares are designated as common stock, with a par value of $0.10 per share (“Common Stock”), 30 million shares are designated as preferred stock, with a par value of $1.00 per share (“Preferred Stock”), and 10 million shares are designated as preference stock, with a par value of $1.00 per share (“Preference Stock”). As of November 30, 2020, the Company had two classes of its securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): its Common Stock and Series D Convertible Junior Preference Stock (“Series D Preference Stock”).

Common Stock

As of November 30, 2020, there were 99,596,669 shares of Common Stock issued and outstanding.
Dividend Rights and Restrictions. Holders of Common Stock are entitled to receive dividends when and as declared by the board of directors out of funds legally available therefor, provided that, so long as any shares of Preferred Stock and Preference Stock are outstanding, no dividends (other than dividends payable in Common Stock) or other distributions (including purchases) may be made with respect to the Common Stock unless full cumulative dividends, if any, on the shares of Preferred Stock and Preference Stock have been paid. Under the Delaware General Corporate Law (“DGCL”), dividends may only be paid out of surplus or out of net profits for the fiscal year in which the dividend is declared or the preceding fiscal year, and no dividend may be paid on Common Stock at any time during which the capital of outstanding Preferred Stock or Preference Stock exceeds our net assets.
Voting Rights. Holders of shares of our Common Stock are entitled to one vote for each share for the election of directors and on any question arising at any stockholders meeting.
Liquidation Rights. In the event of the voluntary or involuntary dissolution, liquidation or winding up of the Company, holders of Common Stock are entitled to receive, after satisfaction in full of the prior rights of creditors (including holders of our indebtedness) and holders of Preferred Stock and Preference Stock, all of our remaining assets available for distribution.
Fully Paid and Nonassessable. The outstanding shares of our Common Stock are fully paid and nonassessable.
Miscellaneous. The holders of Common Stock are not entitled to preemptive, redemption or subscription rights. Computershare Investor Services is the transfer agent and the registrar for the Common Stock.
Listing. Our Common Stock is traded on the New York Stock Exchange under the symbol “NAV.”

Preferred Stock and Preference Stock
We are authorized to issue Preferred Stock and Preference Stock, which may be issued from time to time in one or more series upon authorization by our board of directors. The board of directors, without further approval of the stockholders, is authorized to fix the dividend rights and terms, conversion rights, voting rights, redemption rights and terms, liquidation preferences, and any other rights, preferences, privileges and restrictions applicable to each series of Preferred Stock and Preference Stock. The issuance of Preferred Stock and Preference Stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, adversely affect the voting power of the holders of Common Stock and, under certain circumstances, make it more difficult for a third party to gain control of us, discourage bids for the Common Stock at a premium or otherwise adversely affect the market price of the Common Stock.
Our Series D Preference Stock is the only class of our Preference Stock that is registered pursuant to Section 12 of the Exchange Act. There are no restrictions on the repurchase or redemption of Series D Preference Stock by the Company while there is an arrearage in the payment of dividends on our outstanding Series D Preference Stock. Our outstanding Series D Preference Stock has no sinking fund rights.
Series D Preference Stock. As of November 30, 2020, three million shares of Series D Preference Stock are authorized, of which 70,182 shares were outstanding. Our Series D Preference Stock is traded on the New York Stock Exchange under the symbol “NAV-D.”

Holders of shares of Series D Preference Stock are entitled to receive accrued dividends, if any, if and when declared by the board of directors, in the amount of 120 percent of the dividend (on an as-converted basis) declared on Common Stock, other than a dividend payable solely in shares of Common Stock. Holders of Series D Preference stock have the right, at their option and at any time, to convert shares of the Series D Preference Stock into shares of Common Stock at a conversion rate of 0.3125 of a share of Common Stock for each share of Series D Preference Stock, subject to adjustment in certain events. The Series D Preference Stock are redeemable at any time, in whole or in part, at our option, upon at least 30 days’ advance written notice, at the price of $25 per share plus accrued dividends. Generally, holders of Series D Preference Stock do not have any voting powers, except as provided by law and except that holders of at least two-thirds of the number of shares outstanding must approve any adverse amendment, alteration or repeal of the preferences, special rights or powers of Series D Preference Stock. Before any distribution to holders of Common Stock, or of any other of our stock ranking junior upon liquidation to the Series D Preference Stock, upon any liquidation, dissolution or winding up of us, holders of the Series D Preference Stock are entitled to receive $25 per share plus accrued dividends.

Certain Certificate of Incorporation and By-laws Provisions; Certain Provisions of Delaware Law
General. Certain provisions of our Certificate of Incorporation and By-laws could have an anti-takeover effect. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by the board of directors. We are also subject to Section 203 of the DGCL. As described above under “-Preferred Stock and Preference Stock,” the ability of the board of directors to issue so-called “flexible” Preferred Stock may also have an anti-takeover effect.
Board Vacancies. A majority of the remaining directors elected by the holders of Common Stock then in office (and not stockholders), though less than a quorum, is empowered to fill any vacancy on the board of directors.

Notwithstanding the foregoing, our Certificate of Incorporation provides that whenever the holders of any one or more classes or series of Preferred Stock or Preference Stock issued by us have a preference over the Common Stock as to dividends or upon liquidation, such holders have the right, voting separately by class or series, to elect directors by consent or at an annual or special meeting of stockholders. The number, election, term of office, filling of vacancies, terms of removal and other features of such directorships would be governed by the terms of the adopted resolution or resolutions establishing such class or series of Preferred Stock or Preference Stock.

Special Meetings of Stockholders; Action by Written Consent. Our Certificate of Incorporation provides that no action may be taken by stockholders except at an annual or special meeting of stockholders, and prohibits action by written consent in lieu of a meeting. Our By-laws provide that special meetings of stockholders may be called only by the chairman of the board and the chief executive officer or by the board of directors. This provision will make it more difficult for stockholders to take action opposed by the board of directors.
Advance Notice Procedures Our By-laws include an advance notice procedure for stockholder proposals to be brought before an annual meeting of our stockholders, including proposed nominations of persons for election to our board of directors. Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of our board of directors or by a stockholder who was a stockholder of record on both the date of the required written notice and the record date for the meeting, who is entitled to vote at the meeting and who has given our Secretary timely written notice, in proper form, of the stockholder’s intention to bring such business before the meeting.
Certain Provisions of Delaware Law. We are governed by the provisions of Section 203 of the DGCL. In general, the law prohibits a public Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. “Business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation’s voting stock.